Exhibit 99.1

Mecox Lane Limited Announces First Quarter 2012 Results

Gross Profit Margin Increased 2.1% Year Over Year

SHANGHAI, May 15, 2012 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), which operates one of China’s leading online platforms for apparel and accessories, today announced its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Highlights

•                  Internet platform net revenues decreased 35.1% year over year to $17.1 million, compared to $26.3 million in the first quarter of 2011

•                  Net revenues decreased 22.8% year over year to $37.1 million, compared to $48.1 million in the first quarter of 2011

•                  Gross profit margin increased 2.1% year over year to 38.2% from 36.1% in the first quarter of 2011

•                  Gross profit(1) decreased 18.4% year over year to $14.2 million from $17.4 million in the first quarter of 2011

•                  Net loss was $4.2 million, compared to net loss of $3.9 million in the first quarter of 2011

Mr. Alfred Gu, Mecox Lane’s director and chief executive officer, commented, “In the first quarter of 2012, we remained focused on our core competitive strengths of achieving high customer satisfaction while maintaining superior operating efficiency. We have always believed the quality of our products is a key determinant of customer satisfaction and customer loyalty, and this past quarter, we strengthened our quality-control procedures by implementing higher standards for our proprietary branded products. We have already received positive feedback from customers, as customer ratings of our products continued to improve, further establishing our proprietary brands as brands that pair fast fashion with quality. In an effort to further enhance users’ shopping experience on M18.com, we have also rolled out a new online system that allows our customers to track the delivery status of their orders with third-party couriers.”

Mr. Gu continued, “By streamlining our staff across multiple divisions, strategically evaluating the performance of third-party brands, and further developing our higher-margin proprietary brands, we believe we are improving the Company’s overall operating efficiency.”

“Looking ahead, we are committed to building Mecox Lane in a way in which we can increase shareholder value. In today’s hyper-competitive market environment, we believe our strategic focus on capital preservation, customer satisfaction and operational efficiency will ultimately allow for greater, sustainable growth in the long run,” added Mr. Gu.

First Quarter 2012 Results

Due to the seasonal nature of its business, the Company presents its financial results on a year-over-year basis between the first quarter of 2012 and the first quarter of 2011 as in the following paragraphs.

(1) Gross profit excludes the impact of depreciation and amortization expenses.

Total Net Revenues

Total net revenues were $37.1 million in the first quarter of 2012, representing a decrease of 22.8% from $48.1 million in the first quarter of 2011. The decrease was primarily due to the combined effects of a decrease in net revenues from the Company’s Internet platform and a decrease in net revenues from the directly operated stores as explained below.

Internet Platform

Net revenues from the Internet platform were $17.1 million in the first quarter of 2012, representing a decrease of 35.1% from $26.3 million in the first quarter of 2011. The decrease was primarily attributed to a decrease in the number of average monthly unique visitors as a result of the Company’s decision to scale back Internet advertising.

Call Center

Net revenues from the call center were $11.1 million in the first quarter of 2012, representing a decrease of 3.7% from $11.5 million in the first quarter of 2011. The decrease was primarily attributed to a decline in orders placed through the call center, which is consistent with the market-wide trend in consumer behavior in China in favor of e-commerce shopping, along with the reduction in the Company’s catalog circulation.

Directly Operated Stores & Franchised Stores

Net revenues from directly operated stores were $5.0 million in the first quarter of 2012, representing a decrease of 15.0% from $5.9 million in the first quarter of 2011. The decrease was primarily due to a decline in the number of directly operated stores from an average of 119 stores in the first quarter of 2011 to an average of 115 stores in the first quarter of 2012.

Net revenues from franchised stores were $3.9 million in the first quarter of 2012, representing a decrease of 9.2% from $4.3 million in the first quarter of 2011. The decrease in net revenues was primarily due to a decline in the number of franchised stores from an average of 325 stores in the first quarter of 2011 to an average of 275 stores in the first quarter of 2012.

Cost of Goods Sold(2)

Cost of goods sold was $23.0 million in the first quarter of 2012, representing a decrease of 25.2% from $30.7 million in the first quarter of 2011. The decrease was primarily due to a decrease in the cost of goods sold attributed to the Internet platform and call center, corresponding to the decrease in sales.

Gross Profit(1) and Gross Margin

Gross profit was $14.2 million in the first quarter of 2012, representing a decrease of 18.4% from $17.4 million in the first quarter of 2011. Gross margin was 38.2% in the first quarter of 2012, compared to 36.1% in the first quarter of 2011. The increase in gross margin was primarily due to the combined effects of (i) the decrease in the number of coupons and related promotions that were offered to customers of the Internet platform, call center and franchised stores; and (ii) the decrease in the weighting of the Internet business within total net revenues, which generated a lower margin than did other segments.

(2) Cost of goods sold excludes depreciation and amortization expenses.

Operating Expenses

Total operating expenses were $18.7 million in the first quarter of 2012, representing a decrease of 18.2% from $22.9 million in the first quarter of 2011.

Selling, general and administrative expenses were $18.4 million in the first quarter of 2012, representing a decrease of 18.5% from $22.6 million in the first quarter of 2011, which was primarily due to the combined effects of (i) a decrease in marketing costs as the Company remained conservative in sales and marketing campaigns; (ii) achieving greater efficiencies from internal operations.

Loss from Operations

Loss from operations was $4.6 million in the first quarter of 2012, compared to loss from operations of $5.5 million in the first quarter of 2011.

Income Tax Expense

Income tax expense was $0.3 million in the first quarter of 2012, compared to an income tax benefit of $1.0 million in the first quarter of 2011. The expense primarily represents a valuation allowance of $0.3 million that the Company provided against its deferred tax assets.

Net Loss and Loss per ADS

Net loss was $4.2 million in the first quarter of 2012, compared to net loss of $3.9 million in the first quarter of 2011. Non-GAAP net loss(3) was $3.5 million in the first quarter of 2012, compared to non-GAAP(3) net loss of $3.4 million in the first quarter of 2011. Basic and diluted loss per American depositary share (“ADS”) attributable to Mecox Lane shareholders was $0.07 in the first quarter of 2012. One ADS represents seven ordinary shares.

Cash and Short-term Investments

As of March 31, 2012, Mecox Lane had cash and cash equivalents totaling $14.8 million, compared to $40.1 million as of December 31, 2011, as $17.5 million of cash and cash equivalents were used to purchase term deposits during the first quarter of 2012. Short-term investments on March 31, 2012 were $38.1 million compared to $20.6 million as of December 31, 2011, all of which were structured term bank deposits.

Conference Call Information

Mecox Lane management will hold an earnings conference call at 9 p.m. U.S. Eastern Time on May 15, 2012 (9 a.m. Shanghai/Hong Kong Time on May 16, 2012) to discuss results and highlights from the quarter and answer questions. A brief presentation to accompany the earnings call will be available on the Company’s website, http://ir.m18.com/events.cfm, at 7:30 p.m. U.S. Eastern Time on May 15, 2012 (7:30 a.m. Shanghai/Hong Kong Time on May 16, 2012).

(3)  Non-GAAP net loss and non-GAAP net income exclude share-based compensation expenses. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and the accompanying table of “Mecox Lane Limited — Consolidated Statement of Operations Information — Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-855-500-8701
International:	+65-6723-9385
Hong Kong:	+852-3051-2745
Passcode:	79429495

Additionally, an archived webcast of this call will be available on the Investor Relations section of Mecox Lane’s website at http://ir.m18.com.

About Mecox Lane Limited

Mecox Lane Limited (Nasdaq:MCOX) operates one of China’s leading online platforms for apparel and accessories as measured by revenues in 2011. The Company offers a wide selection of fashion products through its www.m18.com e-commerce website and physical store network. Product offerings include apparel and accessories, home products, beauty and healthcare products and other products, under the Company’s own proprietary brands, such as Euromoda and Rampage, as well as other selected third-party brands, including established international and Chinese brands in addition to independent and emerging brands. For more information on Mecox Lane, please visit http://ir.m18.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Mecox Lane’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Mecox Lane uses in this press release non-GAAP net income (loss), which excludes share-based compensation expenses. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Mecox Lane believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Mecox Lane’s historical performance and assists management’s financial and operational decision making. A limitation of using the non-GAAP financial measure is that share-based compensation expenses are recurring expenses that will continue to exist in Mecox Lane’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP measure. The accompanying table has more details on the reconciliation between the non-GAAP financial measure and its most directly comparable GAAP financial measure.

For investor and media inquiries please contact:

In China:

Phili Xu

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@m18.com

Candice Sun

Ogilvy Financial, Beijing

Tel: +86-10-8520-6524

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com

Mecox Lane Limited

Unaudited Consolidated Balance Sheet Information

	December 31,	March 31,
	2011	2012
	$	$
ASSETS
Current assets:
Cash and cash equivalents	40,097,545	14,844,144
Short-term investments	20,631,910	38,129,760
Accounts receivable, net of allowances of $64,063 and $64,063 as of December 31, 2011 and March 31, 2012, respectively	1,993,962	1,302,648
Amount due from related party	356,090	466,326
Other receivables	6,921,738	5,968,833
Advances to suppliers and prepaid expenses	2,138,815	1,636,417
Merchandise inventories	31,286,353	25,709,123
Deferred tax assets—current portion	323,911	—
Total current assets	103,750,324	88,057,251
Property and equipment, net	43,236,593	44,967,934
Prepaid land use right	6,234,620	6,211,306
Intangible assets, net	1,450,220	1,383,835
Other non-current assets	833,427	874,764
TOTAL ASSETS	155,505,184	141,495,090

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Mecox Lane Limited of 4,886,576 and 1,728,646 as of December 31, 2011 and March 31, 2012, respectively)	23,867,229	16,668,443
Advances from customers (including advances from customers of the consolidated VIEs without recourse to Mecox Lane Limited of 1,790,998 and 1,186,270 as of December 31, 2011 and March 31, 2012, respectively)	4,723,687	4,560,484
Amount due to related parties	—	254,198
Accrued expenses (including accrued expenses of the consolidated VIEs without recourse to Mecox Lane Limited of 5,378,698 and 251,454 as of December 31, 2011 and March 31, 2012, respectively)	8,725,738	5,528,103
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Mecox Lane Limited of 4,142,652 and 2,184,306 as of December 31, 2011 and March 31, 2012, respectively)	5,694,457	5,409,895
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Mecox Lane Limited of 107,032 and nil as of December 31, 2011 and March 31, 2012, respectively)	1,793,016	1,793,320
Total current liabilities	44,804,127	34,214,443

Equity:
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 405,192,227 and 405,250,544 shares issued and outstanding as of December 31, 2011 and March 31, 2012)	40,519	40,525
Additional paid-in capital	163,806,117	164,572,443
Accumulated deficit	(59,447,134)	(63,691,602)
Accumulated other comprehensive income	6,201,555	6,259,281
Total Mecox Lane Limited equity	110,601,057	107,180,647
Noncontrolling interests	100,000	100,000
Total equity	110,701,057	107,280,647
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	155,505,184	141,495,090

Mecox Lane Limited

Unaudited Consolidated Statement of Comprehensive Income

	Three-month Periods Ended March 31
	2011	2012
	$	$

Net revenues:
Internet platform	26,342,413	17,103,843
Call center	11,536,644	11,107,323
Directly operated stores	5,884,973	5,000,440
Franchised stores	4,292,544	3,899,161
Total net revenues	48,056,574	37,110,767

Cost of goods sold (excluding depreciation and amortization)
Internet platform	19,810,758	13,270,563
Call center	5,399,476	4,306,495
Directly operated stores	2,665,451	2,857,157
Franchised stores	2,820,525	2,518,144
Total cost of goods sold (excluding depreciation and amortization)	30,696,210	22,952,359

Operating expenses:
Selling, general and administrative expenses	22,561,960	18,380,342
Depreciation and amortization	1,027,775	1,060,294
Other operating income, net	(690,553)	(703,768)
Total operating expenses	22,899,182	18,736,868

Loss from operations	(5,538,818)	(4,578,460)
Interest income	601,217	612,389
Other income, net	—	45,514
Loss before income taxes and noncontrolling interests	(4,937,601)	(3,920,557)
Income tax benefit/(expense)	1,019,121	(323,911)
Net loss	(3,918,480)	(4,244,468)
Accretion of noncontrolling interest	—	38,934
Net loss attributable to noncontrolling interests	(39,588)	(38,934)
Net loss attributable to Mecox Lane Limited shareholders	(3,878,892)	(4,244,468)

Loss per ordinary share:
Basic & Diluted	(0.01)	(0.01)

Loss per ADS
Basic & Diluted	(0.07)	(0.07)

Weighted average ordinary shares used in per share calculation
Basic & Diluted	405,192,257	405,193,309

Weighted average ADS used in per share calculation
Basic & Diluted	57,884,608	57,884,758

Other comprehensive income, net of tax
Change in cumulative foreign currency translation adjustment	678,437	57,726
Other comprehensive income, net of tax	678,437	57,726

Comprehensive income attributable to Mecox Lane Limited shareholders	(3,200,455)	(4,186,742)

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP net loss (1)	(3,374,493)	(3,487,467)

Note (1) We define non-GAAP net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses. We review non-GAAP net income (loss) together with net income (loss) to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash sharebased compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP net income (loss) is that it does not include all items that impact our net income (loss) for the period. In addition, because non-GAAP net income (loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of non-GAAP net income (loss), a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	Three-month Periods Ended March 31
	2011	2012
	$	$
Net loss	(3,918,480)	(4,244,468)
Add back: Share-based compensation expenses	543,987	757,001
Non-GAAP net loss	(3,374,493)	(3,487,467)